UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 April 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:   Management Changes

N      E      W      S                R      E      L      E      A      S      E

14 April 2010

Management Changes at

CRH Europe Products & Distribution

CRH plc, the international building materials group, announces that Máirtín Clarke, Managing Director of CRH Europe Products & Distribution, has decided to resign from his position with effect from 31 May 2010.

Máirtín will be succeeded by Erik Bax who is currently Managing Director of CRH's European Distribution business. Erik (52) joined CRH in 1984 and has held a number of senior positions in Europe Products & Distribution, including Managing Director Rooflights & Ventilation, Managing Director Fencing & Security and Product Group Director Building Products, prior to his appointment as head of Distribution in 2007.

Commenting on these changes, Myles Lee, CRH Chief Executive, said "We thank Máirtín for his many years of significant contribution at senior level to the CRH Group and wish him well for the future. Erik brings considerable experience across a range of businesses to his major new role as leader of the Group's Products and Distribution operations in 20 countries across Europe."

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee, Chief Executive

Albert Manifold, Chief Operating Officer

Glenn Culpepper, Finance Director

Éimear O'Flynn, Head of Investor Relations

Maeve Carton, Group Controller

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000   FAX +353.1.4041007

E-MAIL: mail@crh.com WEBSITE: www.crh.com . Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date  14 April 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director